Filed Pursuant to Rule 433(f)

Registration Statement No. 333-168919

October 15, 2010

General Motors Company

The article attached as Appendix A was published by Reuters on October 13, 2010 and references a proposed public offering (the “Offering”) of securities of General Motors Company (referred to in this filing as “we,” “us,” the “Company” or “GM”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-168919), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The article reported on certain statements made by Edward E. Whitacre, Jr., the Chairman of the Company’s Board of Directors. Mr. Whitacre spoke at a business event unrelated to the Company near his home in San Antonio, Texas. After the speech, he was approached by reporters and answered several questions about the Company and the Offering.

The article was not prepared or reviewed by the Company or any other Offering participant prior to publication. Reuters, the publisher of the article, routinely publishes articles on business, the automotive industry and the Company. Reuters is not affiliated with the Company, and no payment was made nor was any consideration given to Reuters by or on behalf of the Company or any other participant in the Offering in connection with the publishing of the Reuters article.

You should consider statements in the article only after carefully evaluating all of the information in the preliminary prospectus contained within the Registration Statement and the final prospectus to be subsequently filed with the SEC. In particular, you should carefully read the risk factors described in such preliminary prospectus and in such final prospectus. The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.

Statements in the article that are not attributed directly to Mr. Whitacre represent the author’s or others’ opinions and are not endorsed or adopted by the Company or any other Offering participant. Statements in the article that are attributed directly to Mr. Whitacre were not intended and should not be considered as offering material.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•

The article attributes to Mr. Whitacre the statement that shares of the Company are likely to be priced between $20 and $25 in the initial public offering in November. The article also quotes Mr. Whitacre as saying that “It’s a little too early to say, but it is going to be somewhere in the $20 range … $20, $25, something like that would be my guess” and that “it’s a little too early to tell, but somewhere in there.” A price range for the Offering has not yet been determined and will be disclosed only after it has been determined. In addition, the Company cannot predict whether the Offering will be priced in November.

•

The article attributes to Mr. Whitacre the statement that the Offering would be successful in reducing the U.S. government’s 61 percent stake in the top U.S. automaker. The article also quotes Mr. Whitacre as saying that “I can’t say how much we’ll sell, but I can say we’ll have a successful IPO sometime in November” and that “it’s going to work and it was absolutely the right thing to save this company.” The Company cannot predict whether the Offering, if completed, will be successful or whether it will work. In addition, the Company cannot predict whether the Offering will occur in November.

•

The article quotes Mr. Whitacre as saying that “investors are going to buy the management of the company, as well as the cars they make.” The Company cannot predict the basis on which any potential investors would determine whether or not to invest in the Company.

Forward-Looking Statements

This filing contains forward-looking statements. Our use of the words “expect,” “anticipate,” “possible,” “potential,” “target,” “believe,” “commit,” “intend,” “continue,” “may,” “would,” “could,” “should,” “project,” “projected,” “positioned,” “guess” or similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. We believe these judgments are reasonable, but these statements are not guarantees of any events or financial results, and our actual results may differ materially due to a variety of important factors, including the risks and uncertainties discussed in the preliminary prospectus contained within the Registration Statement in the section entitled “Risk Factors” and elsewhere. We undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events, or other such factors that affect the subject of these statements, except where we are expressly required to do so by law. Please refer to the section of the preliminary prospectuses contained within the Registration Statement entitled “Forward-Looking Statements” for more information.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, when available, if you request it by calling Morgan Stanley & Co. Incorporated at 1-866-718-1649 or J.P. Morgan Securities Inc. at 1-866-803-9204.

Appendix A

Full text of the Reuters article:

UPDATE 3-GM’s Whitacre sees IPO share price in $20-25 range

Wed, Oct 13 2010

*	GM chairman says expects November IPO will be successful

*	Whitacre: Cannot say how large IPO will be

*	Lower share price seen appealing to retail investors

(Adds background on share price, Whitacre comment on GM reform, background on U.S. government break-even)

By Jim Forsyth

SAN ANTONIO, Oct 13 (Reuters)—Shares of General Motors Co [GM.UL] are likely to be priced between $20 and $25 in the initial public offering by the automaker in November, Chairman Ed Whitacre said on Wednesday, a move that would make its shares more attractive to retail investors.

Whitacre’s comments represented the first time that GM has commented on the issue.

A GM IPO price in that range would come through a stock split intended to make shares in the top U.S. automaker more attractive to the individuals expected to represent up to a quarter of its initial investor base.

“It’s a little too early to say, but it is going to be somewhere in the $20 range ... $20, $25, something like that would be my guess,” Whitacre said when asked what the price of the GM stock should be in the IPO.

“It’s a little too early to tell, but somewhere in there,” he said in response to a question from Reuters after a business event honoring him near his home in San Antonio.

Bankers familiar with preparations for the GM IPO have said that the automaker would conduct a share split in order to price the stock low enough to attract retail investors.

Sources with knowledge of the developing deal have said that price was likely to be near the $20 to $25 range.

A pitch to retail investors is expected to be a major focus of the GM IPO, although the automaker and its advisers have been barred from discussing those preparations because of U.S. securities regulations.

Earlier this week, GM extended a deadline for its roughly 600,000 workers and retirees in the United States and Canada to register to buy shares in the IPO.

About 25 percent of GM’s shares are expected to be allocated to retail investors, sources have previously told Reuters. Allocating 20 percent of an IPO to retail investors is typical for such deals.

Whitacre said he could not say how large the GM IPO would be but predicted it would be successful in reducing the U.S. government’s 61 percent stake in the top U.S. automaker.

GM was restructured in a bankruptcy funded by the Obama administration and given $50 billion in U.S. taxpayer funding.

“I can’t say how much we’ll sell, but I can say we’ll have a successful IPO sometime in November,” Whitacre said. “It’s going to work and it was absolutely the right thing to save this company.”

GM needs to have a market valuation of about $67 billion if U.S. taxpayers are to break even on the common stock the Treasury still holds. That excludes the $2.1 billion in preferred stock also held by the government.

An IPO price of just above $20 per share for GM would imply a roughly 6-for-1 stock split ratio.

Before a split, GM shares would have to price at $133.78 per share for U.S. taxpayers to recoup the $40 billion invested in the automaker’s common stock, according to an estimate prepared by Neil Barofsky, inspector general for the government’s Troubled Asset Relief Program.

‘TIME FOR ME TO DO IT NOW’

Whitacre, who was replaced by Dan Akerson as GM chief executive on Sept. 1, said he had stepped down from the top management post because he had not been prepared to stay on to lead the company’s turnaround effort over the longer term.

“Had I stayed through the IPO, I would have had to stay a long time,” Whitacre said. “Investors are going to buy the management of the company, as well as the cars they make. I was not prepared to stay another few years, so it is time for me to do it now.”

Whitacre, 68, acknowledged that there had been “a lot of speculation” about his health, but said that had no role in his decision. “I’m fine,” he said.

A former CEO at AT&T (T.N), Whitacre had been a vocal critic of GM’s bureaucratic decision-making process and a culture that he saw as more focused on memos and meetings than making great cars.

But he said he believed that changes he instituted in his nine-month term as CEO would stick.

“I think we have new leadership at GM. They’re enthused, and I think it will stick,” he said. “This is a very good management team, very good employees and I don’t think it will ever go back to the way it was.”

Whitacre, who has been driving a Cadillac CTS-V, said he expected to take delivery of one of the first Chevy Volts available next week.

The Volt, which is designed to travel up to 50 miles (80 kilometers) under battery power alone, represents an effort by GM to win back a reputation for innovation and win over the kind of affluent car shoppers that have been drawn to the Toyota Prius.

“I plan to drive the first one right here in San Antonio,” Whitacre said. (Reporting by Jim Forsyth, writing by Kevin Krolicki; editing by Matthew Lewis, Gary Hill, Phil Berlowitz)